SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024
PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following text is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 27 March 2024 pursuant to rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated and registered in England and Wales with limited liability, registered number 01397169)
(Stock Code: 2378)

GRANT OF SHARE AWARDS

The attached announcement is being released by Prudential plc on the date below.

By order of the Board
Prudential plc
Tom Clarkson
Company Secretary

27 March 2024, Hong Kong

As at the date of this announcement, the Board of Directors of Prudential plc comprises:

Chair

Shriti Vinodkant Vadera

Executive Director
Anil Wadhwani (Chief Executive Officer)

Independent Non-executive Directors
Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, David John Alexander Law ACA,
Ming Lu, George David Sartorel, Claudia Ricarda Rita Suessmuth Dyckerhoff,
Jeanette Kai Yuan Wong and Yok Tak Amy Yip

* For identification purposes

27 March 2024

GRANT OF SHARE AWARDS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

Prudential plc ("Prudential") announces that on 26 March 2024, an award (the "Award") was granted over a total of 697,317 new ordinary shares of Prudential to Anil Wadhwani, a director and Chief Executive Officer of Prudential, under the Prudential Long Term Incentive Plan 2023 (the "PLTIP").

A summary is set out below:

Date of grant	:	26 March 2024
Number of shares under Award granted	:	697,317
Purchase price of the Award granted	:	Nil
Closing price of the shares on the date of grant	:	HK$ 75.1 per share
Vesting period of the Award granted	:	The vesting period is three years from the date of grant.
Performance targets and clawback mechanism	:
Performance Targets: The PLTIP has stretching performance conditions aligned to the strategic priorities of the Prudential Group. The performance period is 1 January 2024 - 31 December 2026.  The conditions are summarised below, with confirmation of the threshold requirements, which result in 20% of the award element vesting:

		Performance Target	Weighting	Summary Description
		Total Shareholder Return (TSR)	45%	Measured on a ranked basis over three years relative to a peer group of 12 other insurance companies. Threshold is a median ranking.
		New Business Profit (NBP)	15%	Cumulative NBP measures the creation of writing new business and is a key metric to indicate growth. Threshold is US$10,305m.
		Gross Operating Free Surplus Generation (OFSG)	15%	Cumulative Gross OFSG will be calculated as the operating free surplus generated within local businesses before the investment in new business and any central costs. Threshold is US$8,279m.
		Group GWS Operating Capital Generation	5%	Cumulative GWS operating capital generation. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.
		Group GIECA Surplus Generation	5%	Cumulative GIECA measure. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.
		Carbon Reduction Measure	5%	Reduction of weighted average carbon intensity, with a threshold of a 47.5% reduction. Any vesting will be dependent on also meeting a transition finance underpin.
		Diversity Measure	5%	Measured as a % of the Group Leadership Team (GLT) that is female at the end of 2026, with a threshold of 38% representation.
		Conduct Measure	5%
Through appropriate management action, ensure there are no significant conduct/ culture / governance issues that could result in significant capital add-ons or material fines, with a threshold of partial achievement.

		Total	100%

Clawback mechanism: Clawback may be applied where there are the following exceptional circumstances at any time before the fifth anniversary of the award date:

●         a material misstatement in the published results of any member of the Prudential group for any period during or after the performance period (or if no performance periods are applicable, the vesting period);
●        an error in the assessment of any applicable performance conditions or the determination of the number of shares subject to an award (or where such assessment was based on inaccurate or misleading information);
●         gross misconduct;
●         a breach by the participant of any restrictive covenants or other similar undertakings;
●        where the participant has caused a material financial loss for the Prudential group as a result of (i) reckless, negligent or wilful actions or omissions; or (ii) inappropriate values or behaviour;
●         where a member of the Prudential group is censured by a regulatory body or suffers significant reputational damage; and
●         insolvency or corporate failure.

The Award has been approved by the independent non-executive directors of Prudential pursuant to Rule 17.04(1) of the Listing Rules.

As at the date of this announcement, the maximum number of shares available for future grant under the scheme mandate of the plan and any other plans is 205,749,804.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 March 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary